EXHIBIT 16.1

                                  [letterhead]

                                          July 26, 2006

Sent via Mail and E-Mail
To the Board of Directors of
Collectible Concepts Group
1600 Lower State Road
Doylestown, PA 18901

Our firm's executive committee meets regularly to discuss client acceptance and retention issues. Our firm has evaluated certain concerns we have had about your account. Specifically, we have raised some concerns about the quality of your Company's accounting department.

Our firm believes that we have taken the necessary actions to try to improve the processes relating to your SEC financial reporting. Since we believe, based upon current services performed, that we can not overcome what we perceive to be continuing lack of improvement, we unfortunately must inform you that we are resigning as your external audit firm effetive immediately.

We want to take this time to aslo thank you for your years of loyalty to our firm. The ever increasing scrutiny by the regulatory authorities in the U S has put tremendous pressure on our firm as well as all others to continuously monitor and evaluate audit and firm risks.

Our firm wishes you the best of luck with attaining your future goals. We will make the transition to a new audit firm as smooth as we can.


                                          Very truly yours,

                                          /s/ Weinberg & Company, P.A.
                                          ----------------------------

                                          WEINBERG & COMPANY, P.A.
                                          Certified Public Accountants